[ON GECC HEADED NOTEPAPER]

To the non-assenting holders of ordinary shares in Central Transport Rental Group plc ("CTR")

If you have submitted a valid and complete acceptance of the Offer in respect of your CTR Shares, please ignore this letter and the accompanying notice

                                                           13th October, 1997

Dear shareholder,

COMPULSORY ACQUISITION OF YOUR ORDINARY SHARES IN CTR

As General Electric Capital Corporation ("GECC") has now received valid acceptances of its offer (the "Offer") to acquire the entire issued share capital of CTR in respect of more than 90 per cent. of the ordinary shares in CTR ("CTR Shares") it did not already own, GECC is now entitled to acquire the remaining CTR Shares compulsorily. You now have the following options:

Option 1 - allow your CTR Shares to be acquired compulsorily under the basic terms of the Offer; or

Option 2 - accept the original Offer. If you do so before 21st November, 1997, you are likely to receive your consideration earlier than you would otherwise have done.

If you do nothing, Option 1 will apply.

OPTION 1

You will find enclosed a statutory notice formally advising you that GECC intends to apply the provisions of sections 428 - 430F of the Companies Act 1985 (the "Act"). This sets out the terms on which GECC will acquire your remaining CTR Shares on 24th November, 1997. If you do nothing, these shares will be acquired under the terms of the Offer and you will be entitled to 16 pence in cash for each CTR Share you hold on that date. Thereafter, the consideration due to you will be held on trust by CTR in accordance with section 430 of the Act. You can apply for your consideration to be released and sent to you by writing to The Royal Bank of Scotland plc, Registrar's Department, New Issues Section, PO Box 859, Consort House, East Street, Bedminster, Bristol BS99 1XZ with satisfactory evidence of your identity and the ownership of your CTR Shares.

OPTION 2

Instead, you may still accept the Offer rather than wait for your CTR Shares to be compulsorily acquired. If your acceptance of the Offer is received on or before 21st November, 1997, you are likely to receive the consideration due under the Offer sooner than would be the case if you were to wait for your CTR Shares to be compulsorily acquired.

To accept the Offer rather than wait for your CTR Shares to be compulsorily acquired, you should complete and return a Form of Acceptance as enclosed with the Offer Document. If your CTR Shares are in certificated form, you should also send your share certificate(s) and/or other document(s) of title in respect of your CTR Shares. If your CTR Shares are not to be compulsorily acquired, the documents must be received as soon as possible but, in any event, on or before 21st November, 1997 by The Royal Bank of Scotland plc, Registrar's Department, New Issues Section at either of the addresses shown on the Form of Acceptance or by The Bank of New York at either of the addresses shown on the Form of Acceptance. If your CTR Shares are in uncertificated form, additional procedures are necessary as set out in paragraph 15 of the letter from Lazard Brothers contained in the Offer Document, paragraph 8 of Part B of Appendix I to the Offer Document and in the Form of Acceptance.

If you accept the Offer, the consideration for your CTR Shares will be despatched to you promptly following receipt of a valid and complete Form of Acceptance, with all other necessary documents.

GENERAL

When considering what action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services Act 1986.

If you have any queries about any of the options contained in this letter, or would like to be sent a further Form of Acceptance please contact The Royal Bank of Scotland plc, New Issues Section (telephone no: 0117 937 072).

                                Yours sincerely,
                              for and on behalf of
                      General Electric Capital Corporation



                               Nigel D.T. Andrews
                                    Director






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If you have sold or otherwise transferred all of your CTR Shares, please forward this document at once to the purchaser or transferee or the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

All holders of CTR Shares (including, without limitation, nominees, trustees or custodians) who would, or otherwise intend to, forward this document and the accompanying documents to any jurisdiction outside the United Kingdom should read the further details in relation to overseas shareholders which are contained in paragraph 6 of Part B of Appendix I to the Offer Document before taking any action.